K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

April 12, 2019
VIA EDGAR
Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	First Investors Income Funds (File Nos. 002-89287 and 811-03967)
Responses to Comments on the Registration Statement on Form N-1A
Dear Ms. Rossotto:
The following are responses to the comments that we received from you by telephone on January 31, 2019, regarding Post-Effective Amendment No. 91 to the Registration Statement on Form N-1A (“Registration Statement”) for the First Investors Strategic Income Fund (“Fund”), a series of the First Investors Equity Funds (“Registrant”), that was filed with the Securities and Exchange Commission (“SEC”) on November 29, 2018.  Your comments and the Registrant’s responses are set forth below.  The defined terms used herein have the same meaning as in the Registration Statement.
We understand that SEC staff comments on the Registration Statement were delayed due to the partial government shutdown in effect from December 22, 2018 through January 25, 2019.  In order to comply with the requirements of Section 10(a)(3) of the Securities Act of 1933 (to update the Fund’s prospectus to with financial information as of a date not more than 16 months from the date of the prospectus) and Rule 8b-16 under the Investment Company Act of 1940 (to amend the Fund’s registration statement within 120 days after its fiscal year end), the Registrant filed a post-effective amendment to the Fund’s registration statement pursuant to Rule 485(b) (“Amendment”) on January 28, 2019.  The Amendment became automatically effective on January 31, 2019.  As agreed, except as noted below, the Registrant will consider the SEC staff’s comments in connection with a subsequent registration statement amendment or supplement.
Prospectus

1.
In the “Principal Investment Strategies” section of the Fund Summary, the penultimate paragraph discusses how the Fund adjusts its allocation among the Underlying Funds and direct investments.  Please include in this paragraph additional disclosure regarding how the Adviser determines the Underlying Funds and securities in which the Fund will invest.

The Registrant has made the requested change in a supplement to its Registration Statement dated April 1, 2019.

Securities and Exchange Commission
April 12, 2019

2.
The “Principal Investment Strategies” section of the Fund Summary states that “[t]he Fund may invest up to 5% of its total assets in additional Underlying Funds not specifically described herein.”  Confirm, supplementally, that the Fund’s investments in any additional Underlying Funds that are not specifically described in the prospectus will not raise any principal risks which are not already disclosed in the Fund’s prospectus.

The Registrant confirms that the Fund will refrain from investing in any additional Underlying Funds that raise principal risks beyond those disclosed in the Fund’s prospectus or will supplement the Fund’s prospectus to disclose any additional principal risks to which the Fund would be exposed in connection with investments in any additional Underlying Funds.

3.
The “Principal Risks” section of the Fund Summary discloses the risks associated with investments in American Depository Receipts (“ADRs”) and exchange-traded funds (“ETFs”).  Please consider adding ADRs and ETFs to the “Principal Investment Strategies” section as principal investments of the Fund.

ADRs and ETFs are disclosed in the “Principal Risks” section of the Fund Summary as principal risks of the Underlying Funds.  As the Registrant does not anticipate that the Fund will invest directly in ADRs or ETFs, the Registrant does not intend to add disclosure regarding these investments to the “Principal Investment Strategies” section of the Fund Summary.

4.	In the “Principal Risks” section of the Fund Summary, reorder the risks so that they appear in order of significance rather than alphabetically.

Item 4(b) of Form N-1A requires a fund to “summarize the principal risks of investing in the [f]und.”  Item 4(b) of Form N-1A does not prescribe the order in which a fund’s principal risks must be listed.  The Registrant believes that listing the Fund’s principal risks in alphabetical order is a straightforward approach that enables investors to easily identify the location of a particular risk factor.  The Registrant also believes that it is not practicable to list the Fund’s principal risks “in order of significance” because this requires subjective judgments and the relative nature of any risk may change dramatically based on market and other developments.  Therefore, the Registrant respectfully declines to reorder the Fund’s principal risks so that they appear in order of significance rather than alphabetically.

5.
The version of the Registration Statement filed on the EDGAR system reflects redlining in the “Investment Adviser” section of the Summary Prospectus.  Please advise the SEC staff supplementally whether a change was made to that section.

Securities and Exchange Commission
April 12, 2019

The Registrant confirms that no substantive changes were made to the “Investment Adviser” section of the Summary Prospectus.  The Summary Prospectus accurately reflects that Foresters Investment Management Company, Inc. (“FIMCO”) continues to serve as the Fund’s investment adviser.

6.
“The Fund in Greater Detail” section of the prospectus states that “[t]he Fund’s investment objective is non-fundamental, which means that the Board of Trustees may change the Fund’s investment objective without shareholder approval.”  If applicable, disclose that the Fund will provide shareholders with notice regarding a change in the Fund’s investment objective.

The Registrant confirms that the Registrant will supplement the Fund’s prospectus to notify shareholders in the event of a material change in the Fund’s investment objective.  The Registrant is not aware of a Form N-1A requirement to disclose that shareholders will be notified in such circumstances, and respectfully declines the SEC staff’s comment.

7.
The section of the statutory prospectus titled “What if my account falls below the minimum account requirement?” discloses that the Fund reserves the right to redeem an account or impose an annual low balance account fee.  Please disclose the amount of the minimum account balance and low balance that would give rise to low balance account fee.

The Registrant will consider revising the disclosure in the future.

Statement of Additional Information (“SAI”)

8.
The version of the Registration Statement filed on the EDGAR system reflects redlining in Appendix B “Policies of the Fund” in Part I of the SAI.  Please advise the SEC staff supplementally whether any changes were made to the Fund’s fundamental investment policies.

The Registrant confirms that no substantive changes were made to the Fund’s fundamental investment policies.

9.
In the “Investment Policies of the Fund,” the fifth paragraph under “Fundamental Policies,” which restricts the concentration of investments in the Fund’s portfolio, excludes investments in investment companies.  It is the SEC staff’s position that the Fund should “look through” to the holdings of any underlying investment companies (“Underlying Funds”) to the extent possible for the purposes of determining the Fund’s compliance with its concentration policy.

Securities and Exchange Commission
April 12, 2019

The Registrant is not aware of any specific requirement under the federal securities laws or formal SEC position requiring an investment company to consider an Underlying Fund’s investments for the purposes of determining whether it is concentrated in an industry.  Additionally, the Registrant believes that it would be difficult (or even not practicable) for the Registrant to effectively monitor the holdings of unaffiliated Underlying Funds (other than those that offer daily portfolio transparency) on a timely basis.  The Registrant confirms that the Fund does not intend to use its investments in any Underlying Funds to willfully gain indirect exposure to any industry that would otherwise be inconsistent with the Fund’s fundamental investment policy with respect to concentration.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely, /s/ Kathy Kresch Ingber Kathy Kresch Ingber
cc:	Scott Richardson
Mary Najem
Foresters Investment Management Company, Inc.

Robert Zutz
Timothy Bekkers
K&L Gates LLP